SILVER WHEATON CORP. Park Place Suite 3400, 666 Burrard St Vancouver, BC V6C 2X8 T : 604.684.9648 F : 604.684.3123 www.silverwheaton.com

May 28, 2009

via EDGAR and facsimile

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Washington, D.C 20549-7010

RE:	Silver Wheaton Corp. Form 40-F for the Fiscal Year Ended December 31, 2008 Filed on March 31, 2009 and April 1, 2009 File No. 001-32482

Dear Mr. Schwall:

Thank you for your letter of April 30, 2009 (the “Comment Letter”). We have reproduced your questions in this letter in bold and included our responses thereto.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.

Please modify your commission filing number on the cover of your filings to read 001-32482, which was assigned in conjunction with your filing on the form 40-FR12B registration statement on April 25, 2005. 333-121627 is not a valid file number.

Response:

We will comply and, going forward, will use file number 001-32482 in connection with our filings under the Securities Exchange Act of 1934, as amended.

Interest and Debt Issue Costs, page 36

2.

We note your accounting policy is to expense interest and debt issue costs “when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.” Based on this disclosure, please tell us whether there is any material differences between your accounting policy and the requirement for US GAAP purposes, as contemplated by paragraph 16 of APB 21, to report debt issue costs in the balance sheet as deferred charges. Please also address your accounting policy for interest costs and any material differences resulting from paragraph 15 of APB 21 in your supplemental response.

Silver Wheaton Corp.

File No. 001-32482

Response:

Accounting Principles Board Opinion 21 (“APB 21”) paragraph 16 requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt.

Under Canadian generally accepted accounting principles (“Canadian GAAP”), the Company has elected to expense transaction costs associated with the issuance of debt unless it is directly attributable to the acquisition or construction of qualifying assets. This treatment results in a difference between the Company’s Canadian GAAP accounting policy and the requirement for US GAAP purposes.

The decrease of $0.2 million to retained earnings on January 1, 2007 for the change in accounting for debt financing costs under Canadian GAAP as disclosed in note 2 of the Company’s 2007 financial statements should have been expensed through the income statement for 2007 for US GAAP purposes. As disclosed in note 6 of the Company’s 2008 financial statements, the Company incurred $0.6 million of debt financing costs in 2008 in connection with amending its revolving bank agreement, which under Canadian GAAP it expensed, and under US GAAP should have been capitalized and amortized. Neither of these items resulted in a material difference between the Company’s accounting policy for interest costs and the requirement for US GAAP purposes, as contemplated by paragraph 16 of APB 21. As a result, the Company elected not to disclose these items in its reconciliation of Canadian GAAP to US GAAP for 2008.

As disclosed in note 6 of the Company’s 2008 financial statements, amounts drawn on the syndicated bank debt facilities incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. The Company believes that the stated interest rates on the syndicated bank debt does not differ from the prevailing interest rates applicable to similar bank debt at the time the syndicated credit agreement and the amendment were entered into. As a result, the Company does not believe that there is a material difference between the Company’s accounting policy for interest costs and the requirement for US GAAP purposes, as contemplated by paragraph 15 of APB 21.

Revenue Recognition, page 36

3.

We note your disclosure that “Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays;” and that “Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.” Based on this disclosure, it appears that you have sales contracts that may include provisional pricing mechanisms. Please tell us whether these contracts qualify for treatment as embedded derivative instruments under FAS 133 or otherwise advise. In this regard, please refer to Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address: http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf.

4.

In addition, please expand your disclosure with respect to your sales contracts to provide further detail as to i) the nature of the pricing arrangements, ii) your accounting for the arrangements, and iii) the “other adjustments” that you record on final settlement.

Response:

Questions 3 & 4 relate to revenue recognition and our disclosure thereto. As a result, we are answering these questions together.

The Stratoni and Zinkgruvan contracts include provisional pricing mechanisms related to the sale of silver in concentrate which are accounted for as embedded derivative instruments under both Canadian and US GAAP. As at December 31, 2008, the Company recorded a total adjustment of $48,000 to account for changes in forward prices.

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Silver Wheaton Corp.

File No. 001-32482

We will comply by expanding our disclosure for the Stratoni and Zinkgruvan contracts in our 2009 financial statements to provide further details as to the nature of the pricing arrangements and our accounting for the arrangements, as follows:

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market, in an identical form to the product sold.

Under our concentrate sales contracts with third-party smelters, final silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market silver prices. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in accounts receivable or as a derivative liability in accrued liabilities and is adjusted to fair value through revenue each period until the date of final settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market.

At December 31, 2009, the Company had outstanding provisionally priced sales of $x.x million consisting of x.x million ounces of silver, which had a fair value of approximately $x.x million including the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $x. At December 31, 2008, the Company had outstanding provisionally priced sales of $6.8 million consisting of 0.5 million ounces of silver, which had a fair value adjustment of approximately $48,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $9,000.

Financial Instruments, page 37

5.

We note from your disclosure under this heading that you adopted several new accounting standards beginning on January 1, 2007 and that “As a result of adopting these new standards, the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.” You also indicated that you “recorded a non-cash increase of $5.1 million to opening retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company.” In order to aid investor understanding, please expand your disclosure to clarify the nature of each adjustment you recorded in the context of each new standard you adopted.

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Silver Wheaton Corp.

File No. 001-32482

Response:

On January 1, 2007, the Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”), 1530, Comprehensive Income (“Section 1530”), 3865, Hedges (“Section 3865”) and 3251, Equity (“Section 3251”), which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

Each of the adjustments recorded as of January 1, 2007 was derived from the application of Section 3855 and the manner in which the adjustments were presented in the financial statements was in accordance with Sections 3861, 1530, and 3251. Additional disclosure related to certain of these adjustments was given in note 3 to the Company’s 2007 financial statements as it related to the transitional adjustments on December 31, 2006 balances. We propose to expand our disclosure on our 2009 financial statements by including the following table:

	Long-Term Investments	Deferred debt financing costs	Future Income Tax Liability	Retained Earnings	Accumulated Other Comprehensive Income
Adjust the value of long-term investments to fair market value as at December 31, 2006	$37,652	-	-	-	($37,652)
Future income tax liability resulting from the above	-	-	($6,589)	-	$6,589
Application of available tax losses to offset the future income tax liability	-	-	$3,583	($3,583)	-
Adjust the value of warrants held to fair market value as at December 31,2006	$1,854	-	-	($1,854)	-
Future income tax liability resulting from the above	-	-	($320)	$320	-
To expense debt financing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset	-	($174)	-	$174	-
	$39,506	($174)	($3,326)	($4,943)	($31,063)

The adoption of Section 3865 did not have a material impact on the Company as it did not have any hedges at January 1, 2007.

As the Company adopts new accounting standards in the future, we will endeavor to ensure that all appropriate disclosures are carried forward to future reporting periods.

6.

We also note your disclosure under this heading, which states “Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long-term

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Silver Wheaton Corp.

File No. 001-32482

investments and retained earnings as a one-time cumulative effect of a change in accounting policy on January 1, 2007.” Please clarify for us the difference between how you account for share purchase warrants as described here and your statement in footnote 13 on page 55 that “For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s financial statements.”

Response:

Share purchase warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Further details of these warrants are disclosed in note 4 to the Company’s financial statements.

The warrants referred to in note 13 are those issued by the Company itself which are denominated in Canadian Dollars. The functional currency of the Company is the US Dollar. As a result of a comment letter from the SEC to Goldcorp Inc., (which at the time was the Company’s parent company), which clarified that share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency must be classified and accounted for as a financial liability, both Goldcorp Inc. and the Company restated their US GAAP financial statements. Under Canadian GAAP, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are classified as equity instruments.

Note 4. Long Term Investments, page 40

7.

We note your statement that for “the year ended December 31, 2008, the reversal of unrealized gains from prior periods resulted in a reduction of future income tax liabilities and the recording of a future income tax benefit in the statement of comprehensive income for the period. This reduction in future income tax liabilities resulted in the Company increasing the valuation allowance on its future income tax assets to avoid reflecting a net future income tax asset on the balance sheet, and resulting in a future income tax expense for the period.” Please tell us and clarify your disclosure to explain why you believe it was appropriate to increase your valuation allowance to “avoid reflecting a net future income tax asset on the balance sheet”

Response:

Paragraph 1(e) of SFAS-109 requires a valuation allowance to be recorded to offset a deferred tax asset if, “based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some or a portion of all the deferred asset will not be realized.” This is consistent with the guidance in paragraph 24 of section 3465 of the CICA Handbook.

As noted in our response to question 5, above, the Company recorded a future tax liability as at December 31, 2006 to reflect the tax liability resulting from the unrealized gains on the Company’s long term investments. This liability was partially offset by the utilization of available tax loss carryforwards. As a result of a decline in value of these investments during 2008, the unrealized gains from prior periods were reversed, along with the future income tax liability. As the Company does not currently generate taxable income in Canada, which is the jurisdiction that most of the future tax assets relate to, there are no other sources of income to offset the reversal of these unrealized gains. As such, it is more likely than not that the deferred tax assets would not be realized.

The Company will, going forward and as appropriate, clarify its disclosures relating to these matters.

Note 10. Income Taxes, page 42

8.

We note your disclosure that “Deductible temporary differences are comprised primarily of book to tax differences related to the Company’s long-term investments, equity financing fees and an unrealized foreign exchange loss on the Company’s long-term debt. Taxable temporary differences

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Silver Wheaton Corp.

File No. 001-32482

are comprised of book to tax differences relating to the value of the Company’s capitalized borrowing costs.” Please expand this disclosure, as appropriate, to quantify the tax effect of the temporary differences, as contemplated by paragraph .92(a) of CICA Handbook Section 3465, or otherwise explain to us why you believe you have complied with this guidance.

Response:

The Company did not disclose the effect of the components of the deductible temporary differences as it did not consider it material in the context of the 2008 financial statements. The Company will comply by disclosing the tax effect of the components of deductible temporary differences related to long-term investments ($7.5 million), equity financing fees ($2.1 million), and unrealized foreign exchange loss/gain on the Company’s long-term debt ($7.5 million), and we propose that we make this disclosure in the 2009 financial statements.

9.

Please expand your reconciliation of the income tax expense to the statutory income tax expense to include the nature and dollar amounts of each significant reconciling item, as contemplated by paragraph 92(c) of CICA Handbook Section 3465, or otherwise explain to us why you believe you have complied with this guidance.

Response

The tax effect of non-deductible expenditures and other permanent differences of $518,000 as disclosed in note 10 to the 2008 financial statements includes $13.5 million associated with the taxable portion of the unrealized foreign exchange gain on long-term debt offset by $10.5 million associated with the non-deductible portion of the unrealized losses associated with long-term investments. The Company did not separately disclose these offsetting items in its reconciliation of the income tax expense to the statutory income tax expense as it did not consider it material in the context of the 2008 financial statements. The Company proposes that it comply by disclosing these offsetting items in its 2009 financial statements.

Engineering Comments

10.

We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our form 40-F which may be secured from us, or from our website at http://www/sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response

Response:

We have included the following disclosure on our website (http://silverwheaton.com/main/?en&resources)

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well

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Silver Wheaton Corp.

File No. 001-32482

as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.”

Effective May 19, 2009 we began including the above language in all of our press releases that make reference to reserve measures other than those recognized by the SEC, an example of which can be viewed at http://silverwheaton.com/main/?newsReleases&134. Please advise if this does not address the concerns raised.

Acknowledgement of Responsibility:

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your interest in our disclosure and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

/s/ Gary Brown

Gary Brown

Chief Financial Officer

cc:	Kimberly Calder
George K. Schuler
Jennifer O’Brien
Securities and Exchange Commission
Jim Barron Deloitte & Touche LLP
Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP
Mark Bennett Cassels Brock & Blackwell LLP

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